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U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 14)

FARGO ELECTRONICS, INC.
(Name of Subject Company)

FARGO ELECTRONICS, INC.
(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

30744P 10 2
(CUSIP Number of Class of Securities)

Gary R. Holland
Chairman, President and Chief Executive Officer
Fargo Electronics, Inc.
6533 Flying Cloud Drive
Eden Prairie, Minnesota 55344
Telephone No.: (952) 941-9470
Facsimile No.: (952) 941-7836
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the person(s) filing statement)

Copies to:

Bruce A. Machmeier, Esq.
Thomas A. Letscher, Esq.
Oppenheimer Wolff & Donnelly LLP
Plaza VII Building, Suite 3300
45 South Seventh Street
Minneapolis, Minnesota 55402
Telephone No.: (612) 607-7000
Facsimile No.: (612) 607-7100	Herbert S. Wander, Esq. Mark D. Wood, Esq. Katten Muchin Zavis 525 West Monroe Street Suite 1600 Chicago, Illinois 60661-3693 Telephone No.: (312) 902-5200 Facsimile No.: (312) 902-1061

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        Fargo Electronics, Inc., a Delaware corporation ("Fargo"), hereby amends and supplements its Solicitation/Recommendation Statement on Schedule 14D-9, originally filed with the Securities and Exchange Commission (the "SEC") on August 3, 2001, as amended by Amendment No. 1 thereto filed with the SEC on August 15, 2001, Amendment No. 2 thereto filed with the SEC on August 17, 2001, Amendment No. 3 thereto filed with the SEC on August 30, 2001, Amendment No. 4 thereto filed with the SEC on September 14, 2001, Amendment No. 5 thereto filed with the SEC on September 28, 2001, Amendment No. 6 thereto filed with the SEC on October 12, 2001, Amendment No. 7 thereto filed with the SEC on October 26, 2001, Amendment No. 8 thereto filed with the SEC on November 9, 2001, Amendment No. 9 thereto filed with the SEC on November 26, 2001, Amendment No. 10 thereto filed with the SEC on December 10, 2001, Amendment No. 11 thereto filed with the SEC on December 21, 2001, Amendment No. 12 thereto filed with the SEC on January 9, 2002 and Amendment No. 13 thereto filed with the SEC on January 24, 2002 (the "Schedule 14D-9"), with respect to the offer by Rushmore Acquisition Corp., a Delaware corporation ("Merger Sub"), which is a wholly-owned subsidiary of Zebra Technologies Corporation, a Delaware corporation ("Zebra"), to purchase all of the issued and outstanding Shares of Fargo at a purchase price of $7.25 per Share, net to each seller in cash, without interest (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 3, 2001 (the "Offer to Purchase"), and the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, constitute the "Offer"). Capitalized terms not defined herein have the meanings assigned to such terms in the Schedule 14D-9.

Item 2.    Identity and Background of Filing Person

        Item 2 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text at the end thereof:

  "On February 5, 2002, Zebra, Merger Sub and Fargo entered into Amendment No. 3 to the Acquisition Agreement pursuant to which the time period within which Fargo will have the right to terminate the Acquisition Agreement as a result of a failure to receive clearance under the HSR Act was moved back from the period beginning on February 14, 2002 and ending on February 22, 2002 to the period beginning on March 22, 2002 and ending on March 29, 2002. A copy of Amendment No. 3 to the Acquisition Agreement is filed as Exhibit 99(e)(11) to this Schedule 14D-9 and is incorporated herein by reference in its entirety."

Item 3.    Past Contacts, Transactions, Negotiations and Agreements

        Item 3 of the Schedule 14D-9 is hereby amended and supplemented to include the following additional information:

  Acquisition Agreement

        The following text is hereby added at the end of the subsection entitled "Acquisition Agreement" on page 4:

  "On February 5, 2002, Zebra, Merger Sub and Fargo entered into Amendment No. 3 to the Acquisition Agreement pursuant to which the time period within which Fargo will have the right to terminate the Acquisition Agreement as a result of a failure to receive clearance under the HSR Act was moved back from the period beginning on February 14, 2002 and ending on February 22, 2002 to the period beginning on March 22, 2002 and ending on March 29, 2002. A copy of Amendment No. 3 to the Acquisition Agreement is filed as Exhibit 99(e)(11) to this Schedule 14D-9 and is incorporated herein by reference in its entirety."

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Item 4.    The Solicitation or Recommendation

        Item 4 of the Schedule 14D-9 is hereby amended and supplemented to include the following additional information:

  Background of Transaction

        The following text is hereby added at the end of the subsection entitled "Background of Transaction" on page 11:

  "On February 5, 2002, Zebra, Merger Sub and Fargo entered into Amendment No. 3 to the Acquisition Agreement pursuant to which the time period within which Fargo will have the right to terminate the Acquisition Agreement as a result of a failure to receive clearance under the HSR Act was moved back from the period beginning on February 14, 2002 and ending on February 22, 2002 to the period beginning on March 22, 2002 and ending on March 29, 2002. A copy of Amendment No. 3 to the Acquisition Agreement is filed as Exhibit 99(e)(11) to this Schedule 14D-9 and is incorporated herein by reference in its entirety."

Item 8.    Additional Information

        Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text at the end thereof:

  "On February 5, 2002, Zebra and Fargo issued a joint press release announcing their execution of Amendment No. 3 to the Acquisition Agreement. The full text of the press release issued in connection therewith is filed as Exhibit 99(a)(20) hereto and is incorporated herein by reference in its entirety.

Item 9.    Exhibits

        Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text thereto:

Exhibit No.	Description
99(a)(20)	Joint Press Release of Zebra Technologies Corporation and Fargo Electronics, Inc. issued February 5, 2002 (incorporated by reference to Exhibit 99.1(a)(5)(N) of Amendment No. 14 to the Schedule TO)
99(e)(11)
Amendment No. 3, dated as of February 5, 2002, to the Acquisition Agreement among Zebra Technologies Corporation, Rushmore Acquisition Corp. and Fargo Electronics, Inc. (incorporated by reference to Exhibit 99.1(d)(8) of Amendment No. 14 to the Schedule TO)

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SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FARGO ELECTRONICS, INC.
By:	/s/ JEFFREY D. UPIN Jeffrey D. Upin Vice President and General Counsel

Dated: February 5, 2002

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FARGO ELECTRONICS, INC.
AMENDMENT NO. 14 TO SCHEDULE 14D-9
Exhibit Index

Exhibit No.	Description	Method of Filing
99(a)(20)	Joint Press Release of Zebra Technologies Corporation and Fargo Electronics, Inc. issued February 5, 2002	Incorporated by reference to Exhibit 99.1(a)(5)(N) of Amendment No. 14 to the Schedule TO
99(e)(11)	Amendment No. 3, dated as of February 5, 2002, to the Acquisition Agreement among Zebra Technologies Corporation, Rushmore Acquisition Corp. and Fargo Electronics, Inc.	Incorporated by reference to Exhibit 99.1(d)(8) of Amendment No. 14 to the Schedule TO

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  Item 2. Identity and Background of Filing Person
  Item 3. Past Contacts, Transactions, Negotiations and Agreements
  Item 4. The Solicitation or Recommendation
  Item 8. Additional Information
  Item 9. Exhibits
SIGNATURE
FARGO ELECTRONICS, INC. AMENDMENT NO. 14 TO SCHEDULE 14D-9 Exhibit Index